SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U5B

REGISTRATION STATEMENT

December 31, 2002

Filed pursuant to Section 5 of the
Public Utility Holding Company Act of 1935 by

Name of Registrant:

ALLEGHENY ENERGY SUPPLY COMPANY, LLC
4350 Northern Pike
Monroeville, Pennsylvania 15146-2841

Notices and Correspondence concerning
this Statement should be addressed to:

Jeffrey D. Serkes
Vice President
800 Cabin Hill Drive
Greensburg, PA 15601

Glossary of Defined Terms -------------------------------

When used herein, the following terms shall have the meanings set forth below:

AE Supply	Allegheny Energy Supply Company, LLC, an unregulated generation subsidiary of Allegheny Energy, Inc., also a holding company.

AESC	Allegheny Energy Service Corporation, a wholly-owned subsidiary of Allegheny Energy, Inc.

AGC	Allegheny Generating Company, an unregulated generation unit of Allegheny Energy Supply Company, LLC.

MPC	Monongahela Power Company, a regulated subsidiary of Allegheny Energy, Inc.

PEC	The Potomac Edison Company, a regulated subsidiary of Allegheny Energy, Inc.

WPPC	West Penn Power Company, a regulated subsidiary of Allegheny Energy, Inc.

REGISTRATION STATEMENT
The undersigned holding company hereby submits its registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act of 1935 (the "Act").

1. Exact name of registrant: ALLEGHENY ENERGY SUPPLY COMPANY, LLC

2. Address of principal executive offices: 4350 Northern Pike, Monroeville, Pennsylvania 15146-2841

3. Name and address of chief accounting officer: Jeffrey D. Serkes Vice President 800 Cabin Hill Drive Greensburg, PA 15601

4. Certain information as to the registrant and each subsidiary company thereof:

Col. A	Col. B	Col. C	Col. D
Name of Company	Organization (Corporation, Trust, etc.)	State of Organization	Type of Business

Allegheny Energy Supply Company, LLC	LLC	Delaware	Generate electric power; wholesale power marketer

Acadia Bay Energy Company, LLC	LLC	Delaware	Future holder of a facility peaking capacity and combined-cycle capacity

Allegheny Energy Supply Capital Midwest, LLC	LLC	Delaware	Provide financial services

Allegheny Energy Supply Capital, LLC	LLC	Delaware	Financing vehicle

Allegheny Energy Supply Conemaugh, LLC	LLC	Delaware	Owner of generating station

Allegheny Energy Supply Conemaugh Fuels, LLC	LLC	Delaware	To hold interest of affiliates' share in ownership of synthetic fuel plant

Allegheny Energy Supply Development Services, LLC	LLC	Delaware	Develop electric generation facilities

NYC Energy LLC	LLC	Delaware	Develop natural, gas-fired barge mounted power project

Allegheny Energy Supply Gleason Generating Facility, LLC	LLC	Delaware	Owner and operator of gas-fired generating facility

Allegheny Energy Supply Lincoln Generating Facility, LLC	LLC	Delaware	Owner and operator of gas-fired generating facility

Allegheny Energy Supply Wheatland Generating Facility, LLC	LLC	Delaware	Owner and operator of gas-fired generating facility

Allegheny Generating Company	Corporation	Virginia	Owns undivided interest in Bath Co. Storage Project

Allegheny Trading Finance Company	Corporation	Delaware	Energy marketing and trading

Buchanan Energy Company of Virginia, LLC	LLC	Virginia	Construct, own and operate gas-fired combustion turbine

Buchanan Generation, LLC	LLC	Virginia	Construct, own and operate gas-fired combustion turbine

Energy Financing Company, L.L.C.	LLC	Delaware	Holds lease and receives 100% payments for AE Supply Lincoln Generating

Lake Acquisition Company, L.L.C.	LLC	Delaware	Owner of dam and lake used by Wheatland Generating

BUSINESS
5.	Describe briefly:

a)

The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

Information regarding the general character of the business of Allegheny Energy Supply Company, LLC and its subsidiaries can be found in the following documents: Item 1 of the Annual Report on Form 10-K of Allegheny Energy, Inc. for the year ended December 31, 2002 (File No. 1-267); and Part I, Item 1 of the Annual Report on Form 10-K of Allegheny Energy Supply Company, LLC for the year ended December 31, 2002 (File No.333-72498); each of which was previously filed with the Securities and Exchange Commission (the "Commission") and is hereby incorporated by reference herein.

	b)	Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

Information regarding any substantial changes which may have occurred in the general character of the business of Allegheny Energy Supply Company, LLC and its subsidiaries during the preceding five years can be found in the Form 10-K of Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC for each of the previous five years which were previously filed with the Commission and which are incorporated by reference herein.

PROPERTY
6.

Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

Information regarding the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries can be found in the following document: Part I, Item 1 (Electric Facilities) of the Annual Report on Form 10-K of Allegheny Energy, Inc. for the year ended December 31, 2002 (File No. 1-267); Part I, Item 1 (Electric Facilities) of the Annual Report on Form 10-K of Allegheny Energy Supply Company, LLC for the year ended December 31, 2002 (File No. 333-72498) which is hereby incorporated by reference.

INTERSTATE TRANSACTIONS
7.

For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year.

None.

SECURITIES OUTSTANDING
8.	Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

FUNDED DEBT
a)

For each issue or series of funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c)).

The responses to Columns D, E, F and H are zero.

AS OF DECEMBER 31, 2002
Col. A	Col. B	Col. C	Col. G	Col. I
Name of Obligor	Title of Issue	Amount Authorized	Amount Pledged by Registrant and each Subsidiary	Name of Trustee

AE Supply, AGC	Credit Agreement dated April 19, 2002	$540,000,000	$540,000,000	Citibank, N.A., as Administrative Agent
AE Supply	Credit Agreement dated April 19, 2002	$255,000,000	$255,000,000	Citibank, N.A., as Administrative Agent
AE Supply	Margin Financing and Security Agreement dated December 11, 2001	$1,965,664	$1,965,664	ABN Amro Incorporated and ABN Amro Bank
AE Supply	Participation Agreement dated November 21, 2000 (Springdale Participation Agreement)	$324,500,000	$324,500,000	The Bank of Nova Scotia, Wilmington Trust Company, as Trustee
AE Supply (formerly MPC)	Pollution Control Note 4.50% Rivesville 6	$455,806	$455,806	JP Morgan Chase Bank, N.A. as Trustee
AE Supply (formerly MPC)	Pollution Control Note 4.50% Pleasants County	$1,513,634	$1,513,634	JP Morgan Chase Bank, N.A. as Trustee
AE Supply (formerly MPC)	Pollution Control Note 4.50% Albright 2 and 3	$880,280	$880,280	JP Morgan Chase Bank, N.A. as Trustee
AE Supply (formerly WPPC)	Pollution Control Note 4.75% Hatfield B	$14,435,000	$0.00	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Pollution Control Note 4.75% Hatfield B	$149,200	$0.00	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Pollution Control Note 5.10% Hatfield B	$447,600	$0.00	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Pollution Control Note 6.15% Pleasants C	$31,500,000	$31,500,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly PEC)	Pollution Control Note 6.15% Pleasants C	$21,000,000	$21,000,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Pollution Control Note 6.15% Pleasants C	$3,730,000	$3,730,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Pollution Control Note 6.05% Mitchell G	$15,400,000	$15,400,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Pollution control Note 4.95% Mitchell F	$61,500,000	$61,500,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Pollution Control Note 4.70% Pleasants D	$2,163,400	$2,163,400	J. P. Morgan Trust Co., N.A.
AE Supply (formerly PEC)	Pollution Control Note 4.70% Pleasants D	$30,000,000	$30,000,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Pollution Control Note 4.70% Pleasants D	$45,000,000	$45,000,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Pollution Control Note 5.05% Pleasants D	$447,600	$447,600	J. P. Morgan Trust Co., N.A.

AS OF DECEMBER 31, 2002 (cont.)
Col. A	Col. B	Col. C	Col. G	Col. I

Name of Obligor	Title of Issue	Amount Authorized	Amount Pledged by Registrant and each Subsidiary	Name of Trustee

AE Supply (formerly MPC)	Solid Waste Disposal Note 6.875% Harrison A	$746,000	$746,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly PEC)	Solid Waste Disposal Note 6.875% Harrison A	$6,550,000	$6,550,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Solid Waste Disposal Note 6.875% Harrison A	$8,450,000	$8,450,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Pollution Control Note 5.95% Fort Martin B	$1,051,860	$1,051,860	J. P. Morgan Trust Co., N.A.
AE Supply (formerly PEC)	Pollution Control Note 5.95% Fort Martin B	$8,600,000	$8,600,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Pollution Control Note 5.95% Fort Martin B	$7,750,000	$7,750,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Solid Waste Disposal Note 6.30% Harrison B	$18,040,000	$18,040,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Solid Waste Disposal Note 6.25% Harrison B	$1,593,000	$1,593,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly PEC)	Solid Waste Disposal Note 6.25% Harrison B	$13,990,000	$13,990,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Solid Waste Disposal Note 6.75% Harrison C	$1,316,690	$1,316,690	J. P. Morgan Trust Co., N.A.
AE Supply (formerly PEC)	Solid Waste Disposal Note 6.75% Harrison C	$11,560,000	$11,560,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Solid Waste Disposal Note 6.75% Harrison C	$14,910,000	$14,910,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly MPC)	Pollution Control Note 5.50% Pleasants E	$1,148,840	$1,148,840	J. P. Morgan Trust Co., N.A.
AE Supply (formerly PEC)	Pollution Control Note 5.50% Pleasants E	$9,300,000	$9,300,000	J. P. Morgan Trust Co., N.A.
AE Supply (formerly WPPC)	Pollution Control Note 5.50% Pleasants E	$13,830,000	$13,830,000	J. P. Morgan Trust Co., N.A.
AE Supply	7.80% Notes	$400,000,000	$0.00	Bank One Trust Company, N.A.
AE Supply	8.75% Notes	$650,000,000	$0.00	Bank One Trust Company, N.A.
AGC	6.875% Debentures	$100,000,000	$0.00	US Bank Trust N.A. of New York
AGC	5.625 % Debentures	$50,000,000	$0.00	US Bank Trust N.A. of New York

CAPITAL STOCK
b)

For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include any warrants, options, or other securities reported under paragraph 8(d).)

Allegheny Energy Supply Company, LLC is a Delaware limited liability company and as such has no shares of capital stock represented by Common Stock or of any class of stock issued or outstanding. Instead its "capital" or "ownership" is represented by ownership interests, which are owned by others. Those owning a percentage of these ownership interests are known as Members. The Members owning all of the ownership interest in Supply as of December 31, 2002, are set out below:

Names of Members Allegheny Energy, Inc. ML IBK Positions, Inc. Total	% of Ownership Interests 98.034% 1.966% 100.000%

c)	A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

CONTINGENT LIABILITIES

Issuer of Guarantee	Issued on Behalf	Amount ($000)	Type of Guarantee

Allegheny Energy Supply Company, LLC	NA	$30,602	Equipment purchase

Allegheny Energy Supply Company, LLC	NA	1,250	Equipment purchase

Allegheny Energy Supply Company, LLC	Allegheny Energy Supply Company, LLC	100	Power purchase, exchange

Allegheny Energy Supply Company, LLC	Allegheny Energy Supply Lincoln Generation Facility, LLC	1,000	Power purchase, exchange

Allegheny Energy Supply Company, LLC	NA	2,000	Power purchase, exchange

		$34,952

Automated Power Exchange, Inc.	Allegheny Energy Supply Company, LLC	$1,000	Letter of Credit

Weakley County Municipal Electric System	Allegheny Energy Supply Company, LLC	100	Letter of Credit

New York ISO	Allegheny Energy Supply Company, LLC	4,648	Letter of Credit

California ISO	Allegheny Energy Supply Company, LLC	675	Letter of Credit

Equitable Gas Company and Equitrans, LP	Allegheny Energy Supply Company, LLC	3,000	Letter of Credit

Duke Energy Trading and Marketing, L.L.C.	Allegheny Energy Supply Company, LLC	46,350	Letter of Credit

Midwest Independent System Operator, Inc.	Allegheny Energy Supply Company, LLC	5,000	Letter of Credit

Merrill Lynch	Allegheny Energy Supply Company, LLC	39,170	Letter of Credit

		$99,943

OTHER SECURITIES
d)

A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptance which mature within nine months.

None.

INVESTMENTS IN SYSTEM SECURITIES
9.

Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

AS OF DECEMBER 31, 2002

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value ($000)	Owner's Book Value ($000)

Allegheny Energy Supply Capital, LLC	None	100	1,789,413	1,789,413
Allegheny Energy Supply Capital Midwest, LLC	None	100	11	11
Allegheny Energy Supply Conemaugh, LLC	None	100	77,043	77,043
Allegheny Energy Supply Conemaugh Fuels, LLC	None	100	(7)	(7)
Allegheny Energy Supply Gleason Generating Facility, LLC	None	100	349,038	349,038
Allegheny Energy Supply Lincoln Generating Facility, LLC	None	100	245,365	245,365
Allegheny Energy Supply Wheatland Generating Facility, LLC	None	100	290,883	290,883
Energy Financing Company, L.L.C.	None	100	159,164	159,164
Lake Acquisition Company, L.L.C.	None	100	663	663
Allegheny Energy Supply Development Services, LLC	None	100	15,960	15,961
NYC Energy LLC	None	50	20	10
Acadia Bay Energy Company, LLC	None	100	(105,215)	(105,215)
Buchanan Energy Company of Virginia, LLC	None	100	28,658	28,658
Buchanan Generation, LLC	None	50	28,658	28,658
Allegheny Trading Finance Company	None	100	579,736	579,736
Allegheny Generating Company	770.3	77	105,738	105,736

INVESTMENTS IN OTHER COMPANIES
10.

Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

Investing Company	Company Invested In	Number and Type of Shares	Book Value of Investment as of 12/31/02 ($000)

Allegheny Energy Supply Conemaugh Fuels, LLC	Conemaugh Fuels, LLC	4.86% Tenant in Common	$192

INDEBTEDNESS OF SYSTEM COMPANIES
11.

List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

a)	Debts owed to associate companies as of December 31, 2002: The following table provides inter-company receivables and payables as of December 31, 2002:

Name of Debtor	Name of Creditor	Amount Due (Owed) ($000)	Rate of Interest	Date of Maturity

Allegheny Energy Solutions, Inc.	AE Supply	68	N/A	N/A
AE Supply	Allegheny Communications Connect, Inc.	(110)	N/A	N/A
AE Supply	Allegheny Energy Service Corporation	(52,530)	N/A	N/A
AE Supply	Green Valley Hydro, LLC	(126)	N/A	N/A
AE Supply	Monongahela Power Company	(11,910)	N/A	N/A
AE Supply	Allegheny Ventures, Inc.	(52)	N/A	N/A
AE Supply	West Penn Power Company	(5,780)	N/A	N/A
Allegheny Energy, Inc.	AE Supply	2,088	N/A	N/A
Allegheny Energy Supply Hunlock Creek, LLC	AE Supply	498	N/A	N/A
Mountaineer Gas Company	AE Supply	782	N/A	N/A
The Potomac Edison Company	AE Supply	19,050	N/A	N/A

b)	DEBTS OWED TO OTHERS: See Item 8 for debts owed to others.

PRINCIPAL LEASES
12.

Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sum is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

Lessor		Lessee	Description	Expiration Date	Annual Payment

1.(A)

Allegheny Energy Supply Statutory Trust 2001
c/o Trustee: State Street Bank and Trust Company of Connecticut, National Association 225 Asylum Street, Goodwin Square
Hartford, CT 06103
Attn: Corporate/Muni Department

		Acadia Bay Energy Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841	St. Joseph Synthetic Lease 54555 Walmut Road St. Joseph County New Carlisle, IN 46552		(B)

2.(C)	Power Trust 2000-A The Bank of Nova Scotia (Administrator) c/o Wilmington Trust Company 1100 North Market Street Wilmington, DE 19890	Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841	Springdale Units 3, 4 & 5 Springdale Power Station Butler Street Extension P.O. Box 146 Allegheny County Springdale, PA 15144-0146		(B)

3.	Westinghouse Electric Company 4350 Northern Pike Monroeville, PA 15146-2841	Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841	Allegheny Energy Supply offices 4th & 5th Floors, and part of 3rd Floor 4350 Northern Pike Allegheny County Monroeville, PA 15146-2841		$1,368,916.35

4.	Systems Management Specialist, Inc. (Sublessor) c/o Marconi Communications, Inc. 1000 Marconi Drive Warrendale, PA 15086 Attn: Real Estate Department	Allegheny Energy Supply Company, LLC (Sublessee) 4350 Northern Pike Monroeville, PA 15146-2841	Allegheny Energy Supply offices 9,693 sq ft on 2nd Floor 4350 Northern Pike Allegheny County Monroeville, PA 15146-2841		$176,897.28

5.	I/N TEK 30755 Edison Road New Carlisle, Indiana 46552	Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841	St. Joseph Generating Facility Rail Siding lease to unload equipment for plant 54555 Walmut Road St. Joseph County New Carlisle, IN 46552		$1.00

6.	The Industrial Development Board of Weakly County, Tennessee Weakley County Gleason, TN 38229	Allegheny Energy Supply Gleason Generating Facility, LLC 1166 James Mill Road Weakley County Gleason, TN 38229	Tract 1 containing 61.28 acres and Tract 2 containing approx. .03 acres, more or less.	N/A	$1,200.00 $436,150.00 (D)

(A)	Lease was terminated simultaneously with the Refinancing Closing in February 2003.
(B)	These transactions represent construction leases and therefore no obligations are currently due.
(C)	Lease will be terminated prior to or simultaneously with the New Money Closing in February 2003.
(D)	Lease requires the lessee to make "additional rent" payments for anticipated property taxes.

SECURITIES SOLD
13.

If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sum is the lesser), give the following information with respect to each such issue or sale:

Securities sold in five years ending 12/31/02:

AE Supply Securities Transactions

			Proceeds
		Amount Issued	(Redemptions)		Principal	Initial
Title of Issue	Name of Obligor	(Redeemed)	Before Expenses	Expenses	Underwriter	Offering Price

2002

4.35% Unsecured Notes	Allegheny Energy Supply Co., LLC	(3,507,352)	(3,507,352)	-	Goldman, Sachs & Co.	3,507,352
3.03% Medium Term Notes	Allegheny Energy Supply Co., LLC	(80,000,000)	(80,000,000)	-	Salomon Smith Barney	80,000,000
8.13% Medium Term Notes	Allegheny Energy Supply Co., LLC	(77,301,148)	(77,301,148)	-	Salomon Smith Barney	380,000,000
8.25% Medium Term Notes	Allegheny Energy Supply Co., LLC	650,000,000	644,618,000	1,677,277	Banc of America Securities, LLC	650,000,000

2001

8.13% Medium Term Notes	Allegheny Energy Supply Co., LLC	(7,187,000)	(7,187,000)		Salomon Smith Barney	380,000,000

2000

5.563% Medium Term Notes	Allegheny Energy Supply Co., LLC	(130,000,000)	(130,000,000)		Mellon Bank, N.A.	130,000,000

1999

N/A	N/A	N/A	N/A	N/A	N/A	N/A

AGREEMENT FOR FUTURE DISTRIBUTION OF SECURITIES
14.	a)

Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary.

None.

b)

Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

None.

TWENTY LARGEST HOLDERS OF CAPITAL STOCKS
15.

As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

	a)	List the twenty largest holders.

Allegheny Energy Supply Company, LLC is a Delaware limited liability company and as such has no shares of capital stock represented by Common Stock or of any class of stock issued or outstanding. Instead its "capital" or "ownership" is represented by ownership interests, which are owned by others. Those owning a percentage of these ownership interests are known as Members. The Members owning all of the ownership interest in Supply as of December 31, 2002, are set out below:

Names of Members Allegheny Energy, Inc. ML IBK Positions, Inc. Total		% of Ownership Interests 98.034% 1.966% 100.000%

	b)	Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held. None

	c)	Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held. None

OFFICERS, DIRECTORS AND EMPLOYEES
16.	a)

Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

ACADIA BAY ENERGY COMPANY, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President and Chief Operating Officer
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman and Chief Executive Officer
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY CAPITAL MIDWEST, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	President
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Burke, Terence A.	10435 Downsville Pike Hagerstown, MD	Director
Eppes, Kristine W.	2325-B Renaissance Drive Las Vegas, NV	Vice President and Assistant Secretary
Grier, Robert W.	2325-B Renaissance Drive Las Vegas, NV	Director, Vice President and Assistant Secretary
Hancock, David R.*	2325-B Renaissance Drive Las Vegas, NV	Controller
Sedlock, Bruce M.	800 Cabin Hill Drive Greensburg, PA	Director
Warchol, Keith L.	10435 Downsville Pike Hagerstown, MD	Treasurer
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY CAPITAL, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	President
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Burke, Terence A.	10435 Downsville Pike Hagerstown, MD	Director
Eppes, Kristine W.	2325-B Renaissance Drive Las Vegas, NV	Vice President and Assistant Secretary
Grier, Robert W.	2325-B Renaissance Drive Las Vegas, NV	Director, Vice President and Assistant Treasurer
Hancock, David R.*	2325-B Renaissance Drive Las Vegas, NV	Controller
Sedlock, Bruce M.	800 Cabin Hill Drive Greensburg, PA	Director
Warchol, Keith L.	10435 Downsville Pike Hagerstown, MD	Treasurer
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY COMPANY, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Gagliardi, Richard J.*	10435 Downsville Pike Hagerstown, MD	Vice President and Director
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President and Director
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President, Chief Operating Officer and Director
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman, Chief Executive Officer and Director
Pifer, Jay S.*	800 Cabin Hill Drive Greensburg, PA	Director
Schaub, Patricia A.	10435 Downsville Pike Hagerstown, MD	Vice President
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President and Director
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY CONEMAUGH, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Gagliardi, Richard J.*	10435 Downsville Pike Hagerstown, MD	Director
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President and Director
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President, Chief Operating Officer and Director
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman, Chief Executive Officer and Director
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Gagliardi, Richard J.*	10435 Downsville Pike Hagerstown, MD	Director
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President and Director
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President, Chief Operating Officer and Director
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman, Chief Executive Officer and Director
Pifer, Jay S.*	800 Cabin Hill Drive Greensburg, PA	Director
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President and Director
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY GLEASON GENERATING FACILITY, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President and Chief Operating Officer
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman and Chief Executive Officer
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY LINCOLN GENERATING FACILITY, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President and Chief Operating Officer
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman and Chief Executive Officer
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY WHEATLAND GENERATING FACILITY, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President and Chief Operating Officer
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman and Chief Executive Officer
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

ALLEGHENY GENERATING COMPANY (as of December 31, 2002)

NAME	ADDRESS	POSITION
Barbas, Paul M.*	800 Cabin Hill Drive Greensburg, PA	Director
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Vice President
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Vice President and Controller
Gagliardi, Richard J.*	10435 Downsville Pike Hagerstown, MD	Vice President and Director
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President and Director
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President and Director
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman, Chief Executive Officer and Director
Pifer, Jay S.*	800 Cabin Hill Drive Greensburg, PA	Director
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

ALLEGHENY TRADING FINANCE COMPANY (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L. *	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K. *	10435 Downsville Pike Hagerstown, MD	Controller
Eppes, Kristine W.	2325-B Renaissance Drive Las Vegas, NV	Vice President and Assistant Secretary
Gagliardi, Richard J. *	10435 Downsville Pike Hagerstown, MD	Vice President and Director
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K. *	10435 Downsville Pike Hagerstown, MD	Vice President and Director
Morrell, Michael P. *	10435 Downsville Pike Hagerstown, MD	President, Chief Operating Officer and Director
Noia, Alan J. *	10435 Downsville Pike Hagerstown, MD	Director
Pifer, Jay S. *	800 Cabin Hill Drive Greensburg, PA	Director
Schaub, Patricia A.	800 Cabin Hill Drive Greensburg, PA	Vice President
Walenczyk, Bruce E. *	10435 Downsville Pike Hagerstown, MD	Vice President and Director
*Retired/resigned in 2003

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Gagliardi, Richard J.*	10435 Downsville Pike Hagerstown, MD	Vice President
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman and Chief Executive Officer
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

ENERGY FINANCING COMPANY, L.L.C. (as of December 31, 2002)

NAME	ADDRESS	POSITION
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	President
Brooks, Marleen L.	10435 Downsville Pike Hagerstown, MD	Secretary
Burke, Terence A.	10435 Downsville Pike Hagerstown, MD	Director
Eppes, Kristine W.	2325-B Renaissance Drive Las Vegas, NV	Vice President and Assistant Secretary
Grier, Robert W.	2325-B Renaissance Drive Las Vegas, NV	Director, Vice President and Assistant Treasurer
Hancock, David R.*	2325-B Renaissance Drive Las Vegas, NV	Controller
Sedlock, Bruce M.	800 Cabin Hill Drive Greensburg, PA	Director
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
Warchol, Keith L.	10435 Downsville Pike Hagerstown, MD	Treasurer
*Retired/resigned in 2003

LAKE ACQUISITION COMPANY, L.L.C. (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President and Chief Operating Officer
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman and Chief Executive Officer
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

ALLEGHENY ENERGY SUPPLY CONEMAUGH FUELS, LLC (as of December 31, 2002)

NAME	ADDRESS	POSITION
Benson, David C.	4350 Northern Pike Monroeville, PA	Vice President
Binder, Regis F.	10435 Downsville Pike Hagerstown, MD	Treasurer
Brooks, Marleen L.*	10435 Downsville Pike Hagerstown, MD	Secretary
Clark, Ronald K.*	10435 Downsville Pike Hagerstown, MD	Controller
Garlick, James P.	4350 Northern Pike Monroeville, PA	Vice President
Henderson, Thomas K.*	10435 Downsville Pike Hagerstown, MD	Vice President
Morrell, Michael P.*	10435 Downsville Pike Hagerstown, MD	President and Chief Operating Officer
Noia, Alan J.*	10435 Downsville Pike Hagerstown, MD	Chairman and Chief Executive Officer
Walenczyk, Bruce E.*	10435 Downsville Pike Hagerstown, MD	Vice President
*Retired/resigned in 2003

NYC Energy LLC and Buchanan Generation, LLC have no officers or directors as of December 31, 2002.

Information regarding compensation of officers and directors of Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC is set forth in the following applicable portions of which are hereby incorporated by reference: Item 11 in Allegheny Energy, Inc and Allegheny Energy Supply Company, LLC Annual Report on Form 10-K for the period ended December 31, 2002 (File Nos. 1-267 and 333-72498).

b)

Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

Information regarding compensation of officers and directors of Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC is set forth in the following applicable portions of which are hereby incorporated by reference: Item 11 in Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC Annual Report on Form 10-K for the period ended December 31, 2002 (File Nos. 1-267 and 333-72498).

c)

Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

None.

d)	Contracts. If any such director, trustee, or officer as aforesaid:

(1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

(2)

either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

(3)

has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

None.

e)

Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

None.

INTERESTS OF TRUSTEES IN SYSTEM COMPANIES
17.

Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

To the best knowledge of Allegheny Energy Supply Company, LLC management, there is no such interest.

SERVICE, SALES, AND CONSTRUCTION CONTRACTS
18.

As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

The affiliate contract listed below is attached as Exhibit H-1 hereto:

Exhibit No.	Description

The Operating Agreement of Buchanan Generation, LLC between CONSOL Energy Inc. and Buchanan Energy Company of Virginia, LLC was included in Form U5S for the year ended December 31, 2002 (File No. 030-00081) filed by Allegheny Energy, Inc. on February 3, 2004 and is hereby incorporated by reference.

H

Interim Energy Services Agreement between Allegheny Energy Supply Company, LLC and Buchanan Generation, LLC dated as of June 14, 2002. The principal office of Buchanan Generation, LLC is 4701 Cox Road, Suite 301, Glen Allen, VA 23060. The address for Allegheny Energy Supply Company, LLC is 4350 Northern Pike Monroeville, Pennsylvania 15146-2841. The compensation is described primarily in Paragraph 9 - Payments.

LITIGATION
19.

Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

	(1)	Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;
	(2)	Proceedings involving any franchise claimed by any such company;
(3)

Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

	(4)	Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;
	(5)	Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

Information regarding litigation involving Allegheny Energy Supply Company, LLC and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 3 in Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC Annual Report on Form 10-K for the year ended December 31, 2002 (File Nos. 1-267 and 333-72498); and Item 1 of Part II in Allegheny Energy Supply Company, LLC quarterly report on Form 10-Q for the quarter ended September 30, 2003; (File No. 333-72498).

EXHIBITS

EXHIBIT A.  Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

A corporate chart of AE Supply and its subsidiaries, as of December 31, 2002, has been provided as Exhibit A.

EXHIBIT B.  With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its bylaws, rules, and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities, and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution, or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

Filed herewith. See Exhibit Index.

EXHIBIT C.

a)

With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

Filed herewith. See Exhibit Index.
b)

As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

None as of December 31, 2002.

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

Financial statements are included in Form U5S for the year ended December 31, 2002 (File No. 030-00081) filed by Allegheny Energy, Inc. on February 3, 2004. Such financial statements are hereby incorporated by reference.

EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provide property and service areas of each company are shown distinctively).

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

(2) Incorporated by reference to Exhibits D-1, D-2 and D-3 to the Application-Declaration on Form U-1 (70-9913) filed with the Commission on July 20, 2001.

	(a)	Generating plants--kind and capacity;
	(b)	Transmission lines--voltage, number of circuits, kind of supports, kind and size of conductors;
	(c)	Transmission substations--capacity.
	(d)	Distribution substations--capacity.
	(e)	Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;
(3)	Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

(4)	Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

	(a)	Generating plants--kind and daily capacity;
	(b)	Holders--kind and capacity;
	(c)	Compressor stations--capacity in horsepower;
	(d)	Transmission pipe lines--size, approximate average transmission pressure and the estimated daily delivery capacity of the system;
	(e)	Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises;
	(f)	General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

Information for EXHIBIT E of Allegheny Energy Supply Company, LLC and its subsidiaries can be found in the following documents: Part I, Item 1 (Electric Facilities) of the Annual Report on Form 10-K of Allegheny Energy, Inc. for the year ended December 31, 2002 (File No. 1-267); and Part I, Item 1 (Electric Facilities) of the Annual Report on Form 10-K of Allegheny Energy Supply Company, LLC for the year ended December 31, 2002 (File No. 333-72498); each of which is hereby incorporated by reference.

EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

The Annual Report for Allegheny Energy Supply Company, LLC for the period ending December 31, 2002 is incorporated by reference to the filing on Form 10-K (File No. 333-72498).

EXHIBIT G.  Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State Commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

None.

EXHIBIT H. Typical forms of service, sales, or construction contracts described in answer to Item 18. See Exhibit H. This registration statement comprises:
(a)	A cover page, followed by pages numbered 2 to 41 consecutively.
(b)	The following Exhibits: the Exhibits shown on the attached exhibit index.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Greensburg and State of Pennsylvania, on the 3rd day of February 2004.

Dated: February 3, 2004	By: ALLEGHENY ENERGY SUPPLY COMPANY, LLC /S/ JEFFREY D. SERKES Jeffrey D. Serkes Vice President Allegheny Energy Supply Company, LLC

Attest: /S/ ROBERT T. VOGLER Acting Secretary

VERIFICATION

State of Pennsylvania
County of Westmoreland ss.

     The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated February 3, 2004, for and on behalf of Allegheny Energy, Inc.; that he is a Vice President of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/S/ JEFFREY D. SERKES Name: Jeffrey D. Serkes

Subscribed and sworn before me, a Vice President, this 3rd day of February, 2004.

(OFFICIAL SEAL) /S/ JOYCE C. MOORE

My commission expires: June 19, 2005

INDEX OF EXHIBITS
EXHIBIT NUMBER	DESCRIPTION

A	Corporate chart of Allegheny Energy Supply Company, LLC and Subsidiaries as of December 31, 2002.

B	Charters, Bylaws and other fundamental documents of organization.

C	Principal Financing Documents

H	Interim Energy Services Agreement

EXHIBIT A

Allegheny Energy Supply Company, LLC (98.02%)
     Allegheny Generating Company (77.03%)
     Allegheny Energy Supply Capital, LLC
     Allegheny Energy Supply Capital Midwest, LLC
     Allegheny Energy Supply Conemaugh, LLC
          Allegheny Energy Supply Conemaugh Fuels, LLC
     Allegheny Energy Supply Gleason Generating Facility, LLC
     Allegheny Energy Supply Lincoln Generating Facility, LLC
     Allegheny Energy Supply Units 3, 4 & 5, LLC
     Allegheny Energy Supply Wheatland Generating Facility, LLC
     Allegheny Trading Finance Company
     Energy Financing Company, L.L.C.
     Lake Acquisition Company, L.L.C.
     Allegheny Energy Supply Development Services, LLC
          NYC Energy LLC (50%)
     Acadia Bay Energy Company, LLC
     Buchanan Energy Company of Virginia, LLC
          Buchanan Generation, LLC (50%)

(100% for all those not footnoted)

EXHIBIT B

INCORPORATED BY REFERENCE

ACADIA BAY ENERGY COMPANY, LLC
3.1	Certificate of Formation, dated May 22, 1996	Form U5S, 2001, exh. 3.1
3.2	First Amended And Restated Limited Liability Company Agreement, dated December 7, 2001	Form U5S, 2001, exh. 3.2
3.2(a)	First Amendment To First Amended And Restated Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

ALLEGHENY ENERGY SUPPLY CAPITAL, LLC
3.1	Certificate of Formation, dated April 11, 2001	Form U5S, 2001, exh. 3.1
3.2	Limited Liability Company Agreement, dated April 12, 2001	Form U5S, 2001, exh. 3.2
3.2(a)	First Amendment To Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

ALLEGHENY ENERGY SUPPLY CAPITAL MIDWEST, LLC
3.1	Certificate of Formation, dated February 26, 2002	Form U5S, 2002, exh. 3.1
3.1(a)	Certificate of Merger, dated December 22, 2003	Form U5S, 2002, exh. 3.1(a)
3.2	Limited Liability Company Agreement, dated February 26, 2002	Form U5S, 2002, exh. 3.2
3.2(a)	First Amendment To Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

ALLEGHENY ENERGY SUPPLY COMPANY, LLC
3.1	Certificate of Formation, dated November 12, 1999	Form U5S, 1999, exh. 3.1
3.2	Third Amended And Restated Limited Liability Company Agreement, dated November 18, 1999	Form U5S, 1999, exh. 3.2
3.2(a)	Fourth Amended And Restated Limited Liability Company Agreement, dated June 29, 2001	Form U5S, 2002, exh. 3.2(a)
3.2(b)	Fifth Amended And Restated Limited Liability Company Agreement, dated September 4, 2003	Form U5S, 2002, exh. 3.2(b)

ALLEGHENY ENERGY SUPPLY CONEMAUGH FUELS, LLC
3.1	Certificate of Formation, dated November 8, 2002	Form U5S, 2002, exh. 3.1
3.2	Limited Liability Company Agreement, dated November 8, 2002	Form U5S, 2002, exh. 3.2

ALLEGHENY ENERGY SUPPLY CONEMAUGH, LLC
3.1	Certificate of Formation, dated December 22, 2000	Form U5S, 2000, exh. 3.1
3.2	Limited Liability Company Agreement, dated December 22, 2000	Form U5S, 2000, exh. 3.2
3.2(a)	First Amended And Restated Limited Liability Company Agreement, dated June 30, 2001	Form U5S, 2002, exh. 3.2(a)
3.2(b)	First Amendment To First Amended And Restated Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(b)

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC
3.1	Certificate of Formation, dated October 11, 2001	Form U5S, 2001, exh. 3.1
3.2	Limited Liability Company Agreement, dated October 11, 2001	Form U5S, 2001, exh. 3.2
3.2(a)	First Amendment To Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

ALLEGHENY ENERGY SUPPLY GLEASON GENERATING FACILITY, LLC
3.1	Certificate of Amendment, dated May 17, 2001	Form U5S, 2001, exh. 3.1
3.2	Second Amended And Restated Limited Liability Company Agreement, dated August 7, 2001	Form U5S, 2001, exh. 3.2
3.2(a)	First Amendment To Second Amended And Restated Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

ALLEGHENY ENERGY SUPPLY LINCOLN GENERATING FACILITY, LLC
3.1	Certificate of Amendment, dated May 17, 2001	Form U5S, 2001, exh. 3.1
3.2	First Amended And Restated Limited Liability Company Agreement, dated May 4, 2001	Form U5S, 2001, exh. 3.2
3.2(a)	Second Amended And Restated Limited Liability Company Agreement, dated May 14, 2002	Form U5S, 2002, exh. 3.2(a)
3.2(b)	First Amendment To Second Amended And Restated Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(b)

ALLEGHENY ENERGY SUPPLY WHEATLAND GENERATING FACILITY, LLC
3.1	Certificate of Amendment, dated May 17, 2001	Form U5S, 2001, exh. 3.1
3.2	Second Amended And Restated Limited Liability Company Agreement, dated August 7, 2001	Form U5S, 2001, exh. 3.2
3.2(a)	First Amendment To Second Amended And Restated Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

ALLEGHENY GENERATING COMPANY
3.1(a)	Charter, as amended	Form 10, 1986, exh. 3.1
3.1(b)	Certificate of Amendment to Charter, effective July 14, 1989	Form 10-Q (0-14688), June 1989, exh. (a)
3.2	By-Laws, as amended, effective December 23, 1996	Form 10-K of the Company (0-14688), December 31, 1996

ALLEGHENY TRADING FINANCE COMPANY
3.1	Certificate of Incorporation, dated October 16, 2002	Form U5S, 2002, exh. 3.1
3.1(a)	Certificate of Conversion From A Corporation To A Limited Liability Company, filed September 16, 2003	Form U5S, 2002, exh. 3.1(a)
3.2	By-Laws	Form U5S, 2002, exh. 3.2

ALLEGHENY TRADING FINANCE COMPANY, LLC
3.1	Certificate of Formation, dated September 16, 2003	Form U5S, 2002, exh. 3.1
3.2	Limited Liability Company Agreement, dated September 16, 2003	Form U5S, 2002, exh. 3.2

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC
3.1	Articles of Organization, dated February 25, 2002	Form U5S, 2002, exh. 3.1
3.1(a)	Amended Articles of Organization, dated March 25, 2002	Form U5S, 2002, exh. 3.1(a)
3.2	Limited Liability Company Agreement, dated March 26, 2002	Form U5S, 2002, exh. 3.2
3.2(a)	First Amendment To Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

BUCHANAN GENERATION, LLC
3.1	Articles of Organization, dated January 15, 2002	Form U5S, 2002, exh. 3.1
3.2	Operating Agreement, dated April, 2002	Form U5S, 2002, exh. 3.2

ENERGY FINANCING COMPANY, L.L.C.
3.1	Certificate of Amendment, dated May 17, 2001	Form U5S, 2002, exh. 3.1
3.1(a)	Certificate of Merger, dated September 30, 2003	Form U5S, 2002, exh. 3.1(a)
3.2	Second Amended And Restated Limited Liability Company Agreement, dated July 19, 2001	Form U5S, 2001, exh. 3.2
3.2(a)	First Amendment To Second Amended And Restated Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

LAKE ACQUISITION COMPANY, L.L.C.
3.1	Certificate of Amendment, dated May 17, 2001	Form U5S, 2002, exh. 3.1
3.2	Third Amended And Restated Limited Liability Company Agreement, dated May 1, 2002	Form U5S, 2001, exh. 3.2
3.2(a)	First Amendment To Third Amended And Restated Limited Liability Company Agreement, dated December 31, 2002	Form U5S, 2002, exh. 3.2(a)

NYC ENERGY LLC
3.1	Certificate of Formation, dated June 1, 1998	Form U5S, 2002, exh. 3.1
3.2	Joint Development Agreement, dated November 14, 2001	Form U5S, 2002, exh. 3.2

EXHIBIT C
Exhibit		Funded Debt
Incorporation by Reference
Allegheny Energy, Inc. S-3A filing dated June 5, 2002 as Exhibit 10.1 and Exhibit 10.2		Credit Agreement dated April 19, 2002
Credit Agreement dated April 19, 2002
Notes or Indenture	Assignment and Indemnity Agreements
C1	N/A	Margin Financing and Security Agreement dated December 11, 2001
C2	N/A	Participation Agreement dated November 21, 2000 (Springdale Participation Agreement)
C3	C33 (Monongahela Power Company Only)	Pollution Control Note 4.50% Rivesville 6
C4	C33 (Monongahela Power Company Only)	Pollution Control Note 4.50% Pleasants County
C5	C33 (Monongahela Power Company Only)	Pollution Control Note 4.50% Albright 2 and 3
C6	C33	Pollution Control Note 4.75% Hatfield B
C7	C33	Pollution Control Note 4.75% Hatfield B
C8	C33	Pollution Control Note 5.10% Hatfield B
C9	C33	Pollution Control Note 6.15% Pleasants C
C10	C33	Pollution Control Note 6.15% Pleasants C
C11	C33	Pollution Control Note 6.15% Pleasants C
C12	C33 (West Penn Power Company Only)	Pollution Control Note 4.95% Mitchell F
C13	C33 (West Penn Power Company Only)	Pollution Control Note 6.05% Mitchell G
C14	C33	Pollution Control Note 4.70% Pleasants D
C15	C33	Pollution Control Note 4.70% Pleasants D
C16	C33	Pollution Control Note 4.70% Pleasants D
C17	C33	Pollution Control Note 5.05% Pleasants D
C18	C33	Solid Waste Disposal Note 6.875% Harrison A
C19	C33	Solid Waste Disposal Note 6.875% Harrison A
C20	C33	Solid Waste Disposal Note 6.875% Harrison A
C21	C33	Pollution Control Note 5.95% Fort Martin B
C22	C33	Pollution Control Note 5.95% Fort Martin B
C23	C33	Pollution Control Note 5.95% Fort Martin B
C24	C33	Solid Waste Disposal Note 6.30% Harrison B
C25	C33	Solid Waste Disposal Note 6.25% Harrison B
C26	C33	Solid Waste Disposal Note 6.25% Harrison B
C27	C33	Solid Waste Disposal Note 6.75% Harrison C
C28	C33	Solid Waste Disposal Note 6.75% Harrison C
C29	C33	Solid Waste Disposal Note 6.75% Harrison C
C30	C33	Pollution Control Note 5.50% Pleasants E
C31	C33	Pollution Control Note 5.50% Pleasants E
C32	C33	Pollution Control note 5.50% Pleasants E
Incorporation by Reference
Form S-4 of the Company (333-72498), October 30, 2001, exh. 4.2		7.80% Notes
Form 8-K of the Company (333-72498), filed August 1, 2003, exh. 4.5 and 4.6		8.75% Notes
Form 8-K of the Company (0-14688), December 1986, exh. 4(A), and December 1988, exh. 4.1.		AGC 6.875% Debentures
AGC 5.625% Debentures